David E. Rosewater	Writer's E-mail Address
212.756.2208	David.Rosewater@srz.com

 December 6, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc. (“Strategic” or the "Company") Preliminary Soliciting Material On Schedule 14A Filed November 20, 2013 by Orange Capital, LLC, et al. File No. 001-32223

Dear Mr. Orlic:

On behalf of Orange Capital, LLC and its affiliates (“Orange Capital”), David B. Johnson, Daniel Lewis, John D. Lyons, R. Mark Woodworth and Russell Hoffman (each, a “Filing Person” and, collectively with Orange Capital, the “Filing Persons”), we are responding to your letter dated November 25, 2013 (the “SEC Comment Letter”) in connection with the soliciting material filed by Orange Capital pursuant to Rule 14a-12 on November 20, 2013 (the "Soliciting Material"). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following. Capitalized terms used, but not defined herein have the meaning ascribed to such terms in the Soliciting Material.

For your convenience, we are emailing to your attention a copy of this letter, including Exhibit A, which contains certain relevant supporting documentation referenced herein.

Exhibit 2

General

David L. Orlic December 6, 2013 Page 2

1.	Each statement or assertion of opinion or belief in your proxy statement and/or your additional soliciting material must be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please provide supplemental support for the following statements:

•	the intrinsic value of Strategic's assets are worth up to $14 per share (page 7); and

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement. The Filing Persons' belief that the intrinsic value of Strategic's assets are worth up to $14 per share is based on the valuation of $11.91 - $13.59 per share of the equity value for Strategic's common stock, as computed by PKF Hospitality Research, LLC, a valuation expert firm in the field of hotel forecasting and customized analyses, and provided to Orange Capital in a report dated April 2013 (the "PFK Valuation Report"). The analysis provided in the PKF Valuation Report, assumes that the number of outstanding shares of the Company's common stock is 208,073,000. However, as of the date of the Soliciting Material, the Company's most recent publicly reported number of outstanding shares was 205,582,838. The higher number of outstanding shares, together with appreciating real estate values, resulting in a valuation range of up to approximately $14.00 per share, slightly higher than the maximum value in the range set forth in the PKF Valuation Report. A copy of the PKF Valuation Report cited above is attached hereto in Exhibit A.

•	the first five bulleted statements appearing on page 8.

In response to your comment, the Filing Persons respectfully note that the first five bulleted statements on page 8 of the Soliciting Material are and are presented as statements of opinion, as opposed to statements of fact. Nonetheless, the Reporting Persons are hereby providing supplemental support below for the reasonable basis upon which each statement was made.

o	"We believe Strategic has significant overhead expense relative to its current needs."

Strategic is structured as a real estate investment trust ("REIT") with its primary business being the ownership and oversight of upper-scale hotel properties. As outlined on page 19 of Exhibit 2 of the Soliciting Material, Strategic does not actively participate in the day-to-day management of hotels and thus does not have control over any meaningful operations with respect to the hotels in its portfolio. Strategic has also not engaged in any meaningful hotel acquisition programs over the past several years. The nature of Strategic's business, as well as its lack of activity in the merger and acquisition front, suggest an overhead expense burden that is not justifiable when compared to that of its peers engaged in the same business. Please see page 19 of Exhibit 2 of the Soliciting Material for a comparison of Strategic's selling, general and administrative expenses ("SG&A") relative to its revenue, as compared to its peer group as determined by Orange Capital (which peer group

David L. Orlic December 6, 2013 Page 3

includes Pebblebrook Hotel Trust, DiamondRock Hospitality Co., Sunstone Hotel Investors, Inc. and LaSalle Hotel Properties, each of which was selected because Orange Capital believed that it drew a legitimate comparison to Strategic based on discrete factors, including equity market capitalization, total market capitalization, property type and market exposure). The comparison shows that Strategic's SG&A as a percent of pre-SG&A 2013 earnings before interest, taxes, depreciation and amortization exceeds that of its peers: 11.2% compared to 9.0%, 9.0%, 8.0% and 5.9%, respectively.

o	"We are skeptical about Strategic's ability to compete effectively as an acquisition/growth vehicle."

The Filing Persons are skeptical of Strategic's ability to compete effectively as an acquisition/growth vehicle for several reasons. First, there has been no public demonstration or indication by the Company's current management team to suggest that Strategic has the ability or desire to grow its current business by acquisitions (which, in the Filing Persons' view, has historically been a fundamental driver of REIT value). In addition, the Filing Persons believe that Strategic's current executive management team does not, to their knowledge, either individually or collectively, possess any significant expertise in the acquisition of luxury hotels. Given this lack of experience and the Company's silence as to the possibility of the Company pursuing any acquisition, it is the Filing Persons' opinion that Strategic could not effectively compete against other potential acquirers that generally possess the experience and drive to pursue and complete acquisitions aggressively.

o	"We believe the Company has a high cost of capital relative to others we view as acquirers of luxury real estate assets, including sovereign wealth funds, pension funds, and high net-worth individuals – implying the Company's assets are likely worth more to others than in public markets."

Strategic has a capital structure that includes public debt as well as common and preferred equity. In the Filing Persons' view, the return expectations (effectively, the Company's cost of capital) required by public investors in REITs exceed the return expectations of typical private acquirers of luxury real estate. For example, many parties seeking to acquire luxury real estate properties are high net worth individuals or family offices that have a longer investment time horizon and lower return expectations than public market investors, who typically base their equity return objectives on the historical returns received in the applicable market. Based on a review of recent luxury real estate asset sales conducted by the Filing Persons, private investors have typically assigned higher value metrics to these assets than public investors. When calculating the value metrics, the Filing Persons' examined the enterprise value of each hotel acquired and the cost per "key" of such hotel (i.e., total cost of the hotel divided by the total number of rooms in the hotel). For example, Strategic paid $475,000 per key for the Essex House in New York City in August 2012, compared to:

David L. Orlic December 6, 2013 Page 4

▪	American Realty Capital New York Recovery REIT, Inc., which acquired the New York City Viceroy Hotel for $620,000 per key in November 2013;
▪	Carey Watermark Investors, Inc., which acquired the Hawks Cay Resort in Marathon, Florida for $756,000 per key in October 2013;
▪	a joint venture among Highgate Holdings, LLC, the Witkoff Group LLC and Jynwel Capital, Ltd., which acquired the New York City Park Lane Hotel for over $1 million per key in November 2013; and
▪	Northwood Investors, LLC, which acquired the London West Hollywood Hotel in Los Angeles for $1 million per key in October 2013.

As a result of the foregoing, the Filing Persons believe that, as a public vehicle in the business of acquiring luxury real estate assets, the Company operates at a disadvantage to other acquirers that are likely to assign higher values to acquired real estate assets due to their lower cost capital.

o	"We believe the current management team lacks the relevant experience to identify and acquire accretive luxury real estate assets."

It is the Filing Persons' belief that a successful track record of acquiring luxury assets is indicative of a management team's relevant experience in growing a business via an acquisition strategy. In November 2012, Laurence Geller, the prior Chief Executive Officer of Strategic, left the Company. In the Filing Person's view, Laurence Geller was the primary driving force behind Strategic's past acquisitions and his departure has left the Company void of any such expertise. However, as stated above, Strategic's current management team has not demonstrated any ability or successful history of acquiring luxury assets. While the current Chief Executive Officer, Raymond L. Gellein, Jr., has relevant sector experience due to his service at Marriot Vacation Club, a brand of Marriott Vacations Worldwide Corp., neither he nor the current Chief Financial Officer, Diane Morefield, have any prior experience, that the Filing Persons are aware of, at a company engaged in the acquisition of luxury real estate assets.

o	"The current portfolio lacks consistency from a combined mix of iconic, stabilized, luxury assets with upscale, short-term value-driven properties."

Based on a quantitative and qualitative analyses of the Company's current assets, the Filing Persons believe that the Company's current portfolio is inconsistent among assets and bifurcation of the portfolio would make the Company more attractive to potential investors.  One group of the Company's assets is located in key gateway cities and is managed by highly recognized, luxury-focused brand names that attract premium daily rates. Conversely, the second group of assets is located in lesser profile cities and is managed by lesser quality brand names, leading to lower average daily rates. To demonstrate this point, the tables below

David L. Orlic December 6, 2013 Page 5

break down Strategic's assets by average daily rate to identify the two tiers of assets.

Luxury Assets
Hotel Name	Average Daily Rate ($)
Four Seasons Silicon Valley	319.14
Loews Santa Monica	322.49
Ritz-Carlton Laguna Niguel	376.81
Hotel del Coronado	378.90
Marriot Grosvenor (London)	390.17
Ritz-Carlton Half Moon Bay	391.87
JW Marriot Essex House	395.61
Four Seasons District of Columbia	527.77
Four Seasons Jackson Hole	544.00
Four Seasons Punta Mita (Mexico)	650.37

Upscale Assets
Hotel Name	Average Daily Rate ($)
Marriot Lincolnshire	125.81
Hyatt La Jolla	165.38
Intercon Chicago	169.12
Intercon Chicago	193.97
Fairmont Chicago	218.57
Fairmont Scottsdale	224.70
Westin St. Francis	230.81

As the tables depict, there is a delineation between the upscale assets that receive a more modest average daily rate and the luxury assets located in more key gateway cities that attract premium average daily rates. Thus, in the Filing Persons' view, a bifurcation of the portfolio would allow investments in solely one tier of assets and therefore would most likely make the Company more attractive to potential investors.

Very truly yours,

/s/ David Rosewater
David Rosewater

David L. Orlic December 6, 2013 Page 6

Each of the undersigned hereby acknowledges that (i) Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 6, 2013

Orange Capital, llc	Orange capital master I, Ltd.

By:	/s/ Daniel Lewis		By:	ORANGE CAPITAL, LLC
	Name:	Daniel Lewis
	Title:	Managing Member	By:	/s/ Daniel Lewis
				Name:	Daniel Lewis
				Title:	Managing Member

/s/ David B. Johnson	/s/ Daniel Lewis
David B. Johnson	Daniel Lewis

/s/ John D. Lyons	/s/ R. Mark Woodworth
John D. Lyons	R. Mark Woodworth

/s/ Russell Hoffman
Russell Hoffman

EXHIBIT A

PKF Valuation Report

PKF
HOSPITALITY
RESEARCH LLC

Strategic Hotels & Resorts, Inc.
Asset Valuation

April 2013

1

Legal Disclaimer

PKF HOSPITALITY RESEARCH LLC

The projections of utilization for each property were prepared on the basis of estimates and assumptions about the occurrence of future events. Since estimates and assumptions are inherently subject to uncertainty and variation, the actual results achieved by the Hotels will likely vary from the estimated operating results and the variations may or may not be material. Accordingly, PKF Hospitality Research, LLC does not warrant or guarantee the achievability of the estimates contained herein.

The estimated operating results for each property are based upon our assumption that competent and efficient management will operate each Hotel and presume no significant change in the competitive position of the lodging industry in the market area from that assumed in our study. The conclusions reached are based upon our present knowledge of the market in each regional area as of April 2013.

2

Table of Contents

PKF HOSPITALITY RESEARCH LLC

Executive Summary	4
Portfolio Valuation Summary	5
Appendix	8
Strategic Hotels & Resorts, Inc. Company Description	9
PKF Hospitality Research, LLC Analysis of Individual Strategic Hotels Assets	10
PKF Hospitality Research, LLC Qualifications	44
PKF Hospitality Research, LLC Biographies	46
PKF Hospitality Research, LLC Methodology—Summary	48
PKF Hospitality Research, LLC Detailed Methodology	49

3

Executive Summary

PKF HOSPITALITY RESEARCH LLC

- Strategic Hotels & Resorts, Inc. (NYSE: BEE; "Strategic Hotels") is an owner of high quality luxury and upper-upscale hotels and resorts. The company has an ownership interest in 18 properties across gateway cities and top-tier resort locations in the United States, Mexico and Europe.
- PKF Hospitality Research, LLC ("PKF-HR"), a division of Colliers International, is a leading US-based hospitality research firm. We serve a vast network of hotel owners, managers, lenders and developers, and provide property and market level insights and analyses to our clients.
- PKF-HR has been retained by Orange Capital to provide an independent asset-by-asset valuation analysis of Strategic Hotels.
- We believe that the aggregate value of all of the Strategic Hotels properties[(1)] is in the range of $5.0 billion to $5.5 billion or $632,000 to $685,000 per key.
- This value translates into $11.91 – $13.59 per share of equity value for Strategic Hotels' stock.

[(1)] Aggregate Value of 100% of all of the properties, excluding Marriott Hamburg.

4

Valuation

PKF HOSPITALITY RESEARCH LLC

Summary Calculation of Net Asset Value ('000s)

	Low	Medium	High
Pro Rata Property Equity Value	$2,871,888	$3,034,204	$3,220,476
Bank Credit Facility	$(146,000)	$(146,000)	$(146,000)
Preferred Shares	$(289,781)	$(289,781)	$(289,781)
Cash and Restricted Cash[1]	$138,653	$138,653	$138,653
Land Held for Development[2]	$78,000	$78,000	$78,000
Working Capital, Deferred Tax Liabilities	$(173,641)	$(173,641)	$(173,641)
Net Asset Value	**$2,479,119**	**$2,641,435**	**$2,827,707**
Shares Outstanding	208,073	208,073	208,073
Price per Share	**$11.91**	**$12.69**	**$13.59**

[1] Additional cash may be held at the asset level for partially owned hotels, including 4.6 mm at the Fairmont Scottsdale and an undisclosed new amount at the Hotel Del Coronado.
[2] Per Strategic Hotels' 10K 4Q2012, Land Value Held for Development includes:

- 20.5 acres of oceanfront land adjacent to the Four Seasons Punta Mita Resort, and 60.0 acres of oceanfront land near the resort;
- 20,000 square-foot parcel of land on the ocean in Santa Monica adjacent to the Loews Santa Monica Beach Hotel entitled for development and residential units; and
- a 31% interest in an unconsolidated affiliate with two unaffiliated parties that are developing the fractional ownership program known as the Four Seasons Residence Club Punta Mita.

Source: PKF-HR, Strategic Hotels

5

Valuation (continued)

PKF HOSPITALITY RESEARCH LLC

Hotel	Room Count	Aggregate Property Value ('000s)[1]			Value per Key ('000s)		
		Low	Medium	High	Low	Medium	High
Fairmont Chicago	687	$284,400	$295,700	$308,000	$414	$430	$448
Fairmont Scottsdale	649	$223,400	$231,500	$240,300	$344	$357	$370
Four Seasons Jackson Hole	124	$107,800	$111,700	$115,900	$869	$901	$935
Four Seasons Punta Mita	173	$167,500	$173,900	$180,700	$968	$1,005	$1,045
Four Seasons Silicon Valley	200	$143,700	$149,000	$154,600	$719	$745	$773
Four Seasons Washington, D.C.	222	$243,600	$253,000	$263,200	$1,097	$1,140	$1,186
Hotel del Coronado	757	$801,100	$832,400	$866,100	$1,058	$1,100	$1,144
Hyatt Regency La Jolla	419	$145,500	$151,200	$157,400	$347	$361	$376
InterContinental Chicago	792	$373,400	$388,100	$403,900	$471	$490	$510
InterContinental Miami	641	$269,000	$279,600	$301,900	$420	$436	$471
JW Marriott Essex House	509	$427,200	$445,100	$464,500	$839	$874	$913
Loews Santa Monica	342	$296,300	$308,000	$320,700	$866	$901	$938
Marriott Lincolnshire	389	$27,400	$28,400	$29,500	$70	$73	$76
Ritz-Carlton Half Moon Bay	261	$226,700	$235,700	$245,500	$869	$903	$941
Ritz-Carlton Laguna Niguel	396	$413,400	$429,700	$447,400	$1,044	$1,085	$1,130
Westin St. Francis	1,195	$662,000	$688,000	$716,100	$554	$576	$599
Marriott London	237	$237,000	$246,100	$255,900	$1,000	$1,038	$1,080
Total[2]	7,993	$5,049,400	$5,247,100	$5,471,600			
Average Value Per Key		$632	$656	$685			

[1] Aggregate Value of 100% of all of the properties, excluding Marriott Hamburg
[2] We have not included Marriott Hamburg in the analysis because it adds de minimis value to the portfolio.

6

Valuation (continued)

PKF HOSPITALITY RESEARCH LLC

	Aggregate Property Value ('000s) [1]					Pro Rata Property Equity Value ('000s) [2]		
Hotel	Low	Medium	High	Ownership	Debt [3]	Low	Medium	High
Fairmont Chicago	$284,400	$295,700	$308,000	100%	$95,167	$189,233	$200,533	$212,833
Fairmont Scottsdale	$223,400	$231,500	$240,300	50%	$133,000	$45,200	$49,250	$53,650
Four Seasons Jackson Hole	$107,800	$111,700	$115,900	100%	$0	$107,800	$111,700	$115,900
Four Seasons Punta Mita	$167,500	$173,900	$180,700	100%	$0	$167,500	$173,900	$180,700
Four Seasons Silicon Valley	$143,700	$149,000	$154,600	100%	$0	$143,700	$149,000	$154,600
Four Seasons Washington, D.C.	$243,600	$253,000	$263,200	100%	$130,000	$113,600	$123,000	$133,200
Hotel del Coronado	$801,100	$832,400	$866,100	36%	$475,000	$118,700	$130,094	$142,360
Hyatt Regency La Jolla	$145,500	$151,200	$157,400	53%	$90,000	$29,637	$32,681	$35,992
InterContinental Chicago	$373,400	$388,100	$403,900	100%	$145,000	$228,400	$243,100	$258,900
InterContinental Miami	$269,000	$279,600	$301,900	100%	$85,000	$184,000	$194,600	$216,900
JW Marriott Essex House	$427,200	$445,100	$464,500	51%	$190,000	$120,972	$130,101	$139,995
Loews Santa Monica	$296,300	$308,000	$320,700	100%	$110,000	$186,300	$198,000	$210,700
Marriott Lincolnshire	$27,400	$28,400	$29,500	100%	$0	$27,400	$28,400	$29,500
Ritz-Carlton Half Moon Bay	$226,700	$235,700	$245,500	100%	$0	$226,700	$235,700	$245,500
Ritz-Carlton Laguna Niguel	$413,400	$429,700	$447,400	100%	$0	$413,400	$429,700	$447,400
Westin St. Francis	$662,000	$688,000	$716,100	100%	$214,186	$447,814	$473,814	$501,914
Marriott London	$237,000	$246,100	$255,900	100%	$115,468	$121,532	$130,632	$140,432
Total	$5,049,400	$5,247,100	$5,471,600			$2,871,888	$3,034,204	$3,220,476

[1] Aggregate Value of 100% of all of the properties, excluding Marriott Hamburg.
[2] Equity Value = (Aggregate Property Value - Property Level Debt) x (Ownership Percentage).
[3] All debt is as of December 31, 2012; Hotel Del Coronado is as of the refinancing on March 12, 2013.

7

Appendix

Strategic Hotels & Resorts, Inc. Company Description	9
PKF Hospitality Research, LLC Analysis of Individual Strategic Hotels Assets	
Fairmont Chicago	10
Fairmont Scottsdale	12
Four Seasons Jackson Hole	14
Four Seasons Punta Mita	16
Four Seasons Silicon Valley	18
Four Seasons Washington, D.C.	20
Hotel del Coronado	22
Hyatt Regency La Jolla	24
InterContinental Chicago	26
InterContinental Miami	28
JW Marriott Essex House	30
Loews Santa Monica	32
Marriott Lincolnshire	34
Ritz-Carlton Half Moon Bay	36
Ritz-Carlton Laguna Niguel	38
Westin St. Francis	40
Marriott London	42
PKF Hospitality Research, LLC Qualifications	44
PKF Hospitality Research, LLC Biographies	46
PKF Hospitality Research, LLC Methodology—Summary	48
PKF Hospitality Research, LLC Detailed Methodology	49

8

Strategic Hotels & Resorts, Inc.
Company Description

PKF HOSPITALITY RESEARCH LLC

Strategic Hotels & Resorts, Inc. owns and asset manages a portfolio of high-quality upper-upscale and luxury hotels and resorts. The Company is a real estate investment trust (REIT) and is traded on the New York Stock Exchange under the symbol BEE.

Strategic Hotels' 18 hotels and resorts are found in desirable and high-barrier-to-entry urban and resort markets in the United States, Mexico and Europe. They include 8,271 rooms, 851,600 square feet of multi-purpose meeting and banqueting space, and feature multiple revenue streams, such as restaurants, wine and cocktail bars, high-end spas and various retail offerings. Strategic Hotels has a pure focus on the upper-upscale and luxury lodging market. Each property is managed by major international hotel management companies, including Fairmont®, Four Seasons®, Hilton®, Hyatt®, InterContinental®, Loews®, Marriott®, KSL Resorts®, Ritz-Carlton® and Westin®.

9

Fairmont Chicago

PKF HOSPITALITY RESEARCH LLC

Property Information

Situated next door to Chicago's famed Millennium Park and within walking distance to the Magnificent Mile, the Fairmont Chicago is ideally located in one of the country's top convention and leisure travel destinations.

On-site amenities include the recently renovated 7,000 square foot mySpa, featuring eight treatment rooms and a 1,500 square foot fitness center.

Capital Projects

Recent capital projects include $2.5 million in renovations of the Gold Rooms and Lounge in 2007, and $30.8 million in renovations to guestrooms and the lobby in 2008. Additional projects in 2008 include renovations of ENO Wine bar and the spa and fitness center. These additional projects totaled $6.1 million.

Property Details	
Hotel	Fairmont Chicago
Location	Downtown Chicago, IL
Rooms	687
Year Built	1987
Meeting Space (Sq. ft.)	56,000
Amenities	Spa
F&B Outlets	Aria, Sushi Club, ENO

Ownership Summary	
Date Acquired	8/1/2005
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$154,700,000
Purchase Price per Key	$225,182
Financing	$95,167,000
Interest Rate	6.10%
Maturity	Jun-17
Historical Capital Expenditures	$39,400,000
Planned Capital Expenditures	N/A

10

Fairmont Chicago

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Low	Mid	High
		Discount Rate Range		
		9.00%	8.75%	8.50%
Low	6.50%	$284,400,000	$289,700,000	$295,100,000
Mid	6.25%	$290,300,000	$295,700,000	$301,300,000
High	6.00%	$296,700,000	$302,300,000	$308,000,000
		Low	Mid	High
	Cap Rate	6.50%	6.25%	6.00%
	Discount Rate	9.00%	8.75%	8.50%
	Value Estimate	$284,400,000	$295,700,000	$308,000,000
	Value Per Key	$ 413,974	$ 430,422	$ 448,326
	Going-in Rate Y1	3.33%	3.20%	3.07%
	TT Cap Rate	3.10%	2.98%	2.86%

RevPAR Level

$250
$230
$210
$190
$170
$150
$130
$110
$90
$70
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Fairmont Chicago
Competitive Set
Downtown Upper Priced
Chicago Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Fairmont Chicago Competitive Set Index

120%
115%
110%
105%
100%
95%
90%
85%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Swissotel Chicago	661	8/1/1988	8/1/1988
Renaissance Chicago Downtown Hotel	553	11/1/1991	6/1/1995
Fairmont Chicago	687	12/1/1987	12/1/1987
JW Marriott Chicago	610	11/1/2010	11/1/2010
Hilton The Palmer House	1639	5/1/1925	5/1/1925
Hilton Chicago	1544	3/1/1927	3/1/1985
Westin Chicago River North	424	10/1/1987	1/1/1997
W Hotel Chicago Lakeshore	520	6/1/1966	10/1/2001
Hilton The Drake Hotel Chicago	535	6/1/1920	1/1/1980
Marriott Chicago Dwntn Magnificent Mile	1198	5/1/1978	5/1/1978
InterContinental Chicago Magnificent Mile	792	1/1/1990	1/1/1990
Sheraton Hotel & Towers Chicago	1214	3/1/1992	3/1/1992
Hyatt Regency McCormick Place	800	6/1/1998	6/1/1998

11

Fairmont Scottsdale

PKF HOSPITALITY RESEARCH LLC

Property Information

Located in Scottsdale, Arizona this AAA Five Diamond hotel is set against the backdrop of the McDowell Mountains and the TPC Scottsdale Golf Course (host of the annual Waste Management Phoenix Open) and is widely regarded as being the most authentic "southwest" resort among its competitive set.

On-site amenities include the Willow Stream Spa, an award winning 44,000 square foot spa and fitness center, five swimming pools, and seven tennis courts – including a professional tennis center featuring the Stadium Court, which is capable of seating up to 6,300 spectators.

Capital Projects

In 2012, this hotel completed the final phases of a five-year $60 million capital program. This program included the renovation of 530 guestrooms and villas ($24.6 million, 2008), the addition of a Fairmont Gold Lounge, and the addition of the Michael Mina's Bourbon Steak and La Hacienda food and beverage offerings ($13.6 million, 2008), and a complete ballroom renovation ($21 million, 2012).

Property Details	
Hotel	Fairmont Scottsdale
Location	North Scottsdale, AZ
Rooms	649
Year Built	1987
Meeting Space (Sq. ft.)	156,000
Amenities	Golf, Spa, Pools, Tennis,
F&B Outlets	Bourbon Steak, La Hacienda, LV Bistro, The Grill, Stone Rose

Ownership Summary	
Date Acquired	9/6/2006
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$345,000,000
Purchase Price per Key	$531,587
Financing	$133,000,000
Interest Rate	0.57%
Maturity	Apr-15
Historical Capital Expenditures	$59,200,000
Planned Capital Expenditures	N/A

12

Fairmont Scottsdale

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.50%	9.25%	9.00%
Low	7.00%	$223,400,000	$227,400,000	$231,500,000
Mid	6.75%	$227,400,000	$231,500,000	$235,700,000
High	6.50%	$231,800,000	$236,000,000	$240,300,000

	Low	Mid	High
Cap Rate	7.00%	6.75%	6.50%
Discount Rate	9.50%	9.25%	9.00%
Value Estimate	$223,400,000	$231,500,000	$240,300,000
Value Per Key	$ 344,222	$ 356,703	$ 370,262
Going-in Rate Y1	5.60%	5.40%	5.20%
TT Cap Rate	4.68%	4.52%	4.35%

RevPAR Level

$250
$200
$150
$100
$50
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Fairmont Scottsdale
Competitive Set
Scottsdale Upper Priced
Phoenix Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Fairmont Scottsdale Competitive Set Index

110%
105%
100%
95%
90%
85%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Waldorf Astoria Arizona Biltmore	736	2/1/1929	2/1/2006
JW Marriott Phoenix Desert Ridge Resort & Spa	950	11/1/2002	11/1/2002
Luxury Collection The Phoenician	643	10/1/1988	6/1/1994
Montelucia Resort & Spa, An InterContinental Alliance Resort	293	11/1/2008	11/1/2008
JW Marriott Camelback Inn Scottsdale Resort & Spa	453	6/1/1936	9/1/1967
Westin Kierland Resort & Spa	732	11/1/2002	11/1/2002
Fairmont Scottsdale	649	1/1/1988	10/1/1999
Hyatt Regency @ Gainey Ranch	493	12/1/1986	12/1/1986

13

Four Seasons Jackson Hole

PKF HOSPITALITY RESEARCH LLC

Property Information

The Four Seasons Jackson Hole in Wyoming is surrounded by the Grand Teton Mountains and is in close proximity to Yellowstone National Park. The property benefits from winter and summer peak seasons with guests enjoying ski runs at the famed Jackson Hole Mountain Resort in the winter and the national park attractions in the summer.

On-site amenities include an 11,000 square foot high-end spa and 16 treatment rooms. In addition to its AAA Five Diamond rating, the resort received the 2011 Forbes Five-Star Award for its fourth consecutive year, making it one of only 54 hotels worldwide to earn the organization's highest rating recognizing superior guest satisfaction.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed or are planned.

Property Details	
Hotel	Four Seasons Jackson Hole
Location	Teton Village, WY
Rooms	124
Year Built	2003
Meeting Space (Sq. ft.)	12,000
Amenities	Spa
F&B Outlets	The Peak, Westbank, Grill, The Pool Café

Ownership Summary	
Date Acquired	3/1/2011
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$35,000,000
Purchase Price per Key	$282,258
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	N/A
Planned Capital Expenditures	N/A

14

Four Seasons Jackson Hole

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range: Low	Mid	High
		9.50%	9.25%	9.00%
Low	7.00%	$107,800,000	$109,700,000	$111,700,000
Mid	6.75%	$109,700,000	$111,700,000	$113,700,000
High	6.50%	$111,800,000	$113,800,000	$115,900,000

	Low	Mid	High
Cap Rate	7.00%	6.75%	6.50%
Discount Rate	9.50%	9.25%	9.00%
Value Estimate	$107,800,000	$111,700,000	$115,900,000
Value Per Key	$ 869,355	$ 900,806	$ 934,677
Going-in Rate Y1	4.97%	4.80%	4.62%
TT Cap Rate	4.39%	4.24%	4.09%

RevPAR Level

500
450
400
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Four Seasons Jackson Hole
Competitive Set
Class C Resorts
Resorts

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Four Seasons Jackson Hole Competitive Set Index

160%
150%
140%
130%
120%
110%
100%
90%
80%
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
St Regis Aspen Resort	179	10/1/1992	11/1/2011
Ritz-Carlton Bachelor Gulch	180	11/1/2002	11/1/2002
Park Hyatt Beaver Creek Resort & Spa	190	12/1/1989	12/1/1989
Sonnenalp Resort Of Vail	127	6/1/1979	6/1/1979
Four Seasons Resort Jackson Hole	156	12/1/2003	12/1/2003
Stein Eriksen Lodge	179	6/1/1982	6/1/1982

15

Four Seasons Punta Mita

PKF HOSPITALITY RESEARCH LLC

Property Information

The Four Seasons Punta Mita is a Five Diamond resort situated on the Pacific Ocean at the northern tip of Bahia de Banderas, just 45 minutes north of Puerto Vallarta, Mexico.

On-site amenities include a 14,200 square foot spa and fitness facility, the Boutiques at Punta Mita retail experience, three pools, two private beaches, ten tennis courts, and a luxurious 55 foot yacht.

Capital Projects

More than $25 million of capital projects have been completed on the hotel between 2005 and 2007. These projected include the addition of two, five-bedroom luxury suites ($3.6 million for the Arena Suite in 2005, and $7.3 million for the Coral Suite in 2007), a retail expansion ($3.6 million, 2006), a new beachfront restaurant ($3.5 million, 2006), and a 23-guestroom and river pool addition ($9.2 million, 2007).

Property Details	
Hotel	Four Seasons Punta Mita
Location	Punta Mita, Mexico
Rooms	173
Year Built	1999
Meeting Space (Sq. ft.)	35,000
Amenities	Golf, Spa, Pools, Yacht, Tennis & Private Beach
F&B Outlets	Aramara, Bahia, Ketsi, Tail of the Whale

Ownership Summary	
Date Acquired	2/1/2001
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$49,309,000
Purchase Price per Key	$285,023
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	$27,600,000
Planned Capital Expenditures	N/A

16

Four Seasons Punta Mita

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range Low	Mid	High
		9.50%	9.25%	9.00%
Low	7.00%	$167,500,000	$170,600,000	$173,800,000
Mid	6.75%	$170,700,000	$173,900,000	$177,100,000
High	6.50%	$174,100,000	$177,400,000	$180,700,000

	Low	Mid	High
Cap Rate	7.00%	6.75%	6.50%
Discount Rate	9.50%	9.25%	9.00%
Value Estimate	$167,500,000	$173,900,000	$180,700,000
Value Per Key	$ 968,208	$ 1,005,202	$ 1,044,509
Going-in Rate Y1	3.50%	3.37%	3.24%
TT Cap Rate	3.63%	3.50%	3.37%

RevPAR Level

$600
$500
$400
$300
$200
$100
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Four Seasons Punta Mita
Competitive Set

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Four Seasons Punta Mita Competitive Set Index

130%
120%
110%
100%
90%
80%
70%
60%
2009
2010
2011
2012
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Rosewood Las Ventanas Al Paraiso Resort	71	6/1/1997	Mexico
One & Only Palmilla	173	6/1/1956	Mexico
Esperanza Resort	57	2/1/2002	Mexico
Capella Hotel Pedregal	96	7/1/2009	Mexico
St Regis Punta Mita Resort	120	11/1/2008	Mexico
Four Seasons Resort Punta Mita	173	9/1/1999	Mexico

Note: Competitive set forecast not available for this property.

17

Four Seasons Silicon Valley

PKF HOSPITALITY RESEARCH LLC

Property Information

The Four Seasons Silicon Valley is located in East Palo Alto, California, home to many of the leading technology research and development companies in the country, as well as Stanford University.

The Four Seasons Silicon Valley has 200 guestrooms and 27 suites, features 7,000 square feet of indoor conference and banquet space, and has 6,000 square feet of outdoor courtyards and pool terraces. Within a short driving distance to the Santa Cruz Mountains, San Francisco Bay and the California Coast, the property also boasts an array of amenities, such as an 3,000 square-foot spa, a secluded rooftop pool, and the contemporary cuisine of the Quattro restaurant and bar.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed or are planned.

Property Details	
Hotel	Four Seasons Silicon Valley
Location	East Palo Alto, CA
Rooms	200
Year Built	2006
Meeting Space (Sq. ft.)	7,000
Amenities	Spa, Rooftop Pool
F&B Outlets	Quattro, The Bar

Ownership Summary	
Date Acquired	3/1/2011
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$60,000,000
Purchase Price per Key	$300,000
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	N/A
Planned Capital Expenditures	N/A

18

Four Seasons Silicon Valley

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range Low	Mid	High
		9.50%	9.25%	9.00%
Low	7.00%	$143,700,000	$146,300,000	$148,900,000
Mid	6.75%	$146,300,000	$149,000,000	$151,700,000
High	6.50%	$149,100,000	$151,800,000	$154,600,000

	Low	Mid	High
Cap Rate	7.00%	6.75%	6.50%
Discount Rate	9.50%	9.25%	9.00%
Value Estimate	$143,700,000	$149,000,000	$154,600,000
Value Per Key	$ 718,500	$ 745,000	$ 773,000
Going-in Rate Y1	4.68%	4.52%	4.35%
TT Cap Rate	4.11%	3.96%	3.82%

RevPAR Level

400
350
300
250
200
150
100
50
0
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Four Seasons Silicon Valley
Competitive Set
San Mateo/Redwood City Upper Priced
San Francisco Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Four Seasons Silicon Valley Competitive Set Index

150%
140%
130%
120%
110%
100%
90%
80%
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Stanford Park Hotel	163	6/1/1984	1/1/1995
Rosewood Sand Hill	121	4/1/2009	4/1/2009
Sofitel San Francisco Bay	421	9/1/1987	9/1/1987
Sheraton Hotel Palo Alto	346	9/1/1973	7/1/1998
Westin Palo Alto	184	5/1/2000	5/1/2000
Garden Court Hotel	62	6/1/1986	6/1/1986
Four Seasons Silicon Valley @ E Palo Alto	200	1/1/2006	1/1/2006
Hotel Valencia Santana Row	212	7/1/2003	7/1/2003

19

Four Seasons Washington, D.C.

PKF HOSPITALITY RESEARCH LLC

FOUR SEASONS
HOTEL

Property Information

As the city's only Five Star, AAA Five Diamond hotel, the Four Seasons Washington, DC is centrally located on the prestigious Pennsylvania Avenue in the heart of Georgetown and is in close proximity to the Capital's many civic, cultural and entertainment destinations.

Featuring 222 guest rooms, 29 suites, more than 17,000 square-feet of meeting space, marquee dining and bar options, as well as a state-of-the art fitness and spa center, the hotel's ambiance and service level make it ideally suited for the global clientele who frequent this property. Among its most distinctive attributes is the hotel's 4,000 square foot "Royal Wing," which was specifically designed for the particular needs of various foreign dignitaries, celebrities and other notable guests.

Capital Projects

Renovations in 2008-2009 included the addition of Michael Mina's Bourbon Steak ($7.8 million, 2008), a renovation of the lobby and guestrooms ($13.2 million, 2009), and the addition of 11 new guest rooms, including the 4,000 square foot Royal Wing, ($12.7 million, 2009). In 2012, a $1.7 million meeting space renovation was completed. In 2013, the property will add an ENO Wine Room ($2 million).

Property Details	
Hotel	Four Seasons Washington, D.C.
Location	Downtown Washington D.C.
Rooms	222
Year Built	1979
Meeting Space (Sq. ft.)	17,000
Amenities	Spa, Fitness Center
F&B Outlets	Bourbon Steak, The Lounge at Bourbon Steak, Seasons

Ownership Summary	
Date Acquired	1/23/2006
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$168,900,000
Purchase Price per Key	$760,811
Financing	$130,000,000
Interest Rate	3.36%
Maturity	Jul-16
Historical Capital Expenditures	$35,400,000
Planned Capital Expenditures	$2,000,000

20

Four Seasons Washington, D.C.

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$243,600,000	$248,000,000	$252,500,000
Mid	6.25%	$248,500,000	$253,000,000	$257,600,000
High	6.00%	$253,700,000	$258,400,000	$263,200,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$243,600,000	$253,000,000	$263,200,000
Value Per Key	$ 1,097,297	$ 1,139,640	$ 1,185,586
Going-in Rate Y1	5.01%	4.82%	4.63%
TT Cap Rate	4.41%	4.25%	4.08%

RevPAR Level

$600
$500
$400
$300
$200
$100
$-
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Four Seasons Washington, D.C.
Competitive Set
District of Columbia Upper Priced
Washington DC Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Four Seasons Washington, D.C. Competitive Set Index

180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
InterContinental Willard Washington	335	6/1/1904	7/1/1986
W Hotel Washington DC	317	6/1/1917	7/1/2009
Hay Adams Hotel	145	6/1/1928	10/1/2010
St Regis Washington DC	182	7/1/1926	1/1/2008
Ritz-Carlton Georgetown	86	3/1/2003	3/1/2003
Four Seasons Hotel Washington	222	6/1/1980	6/1/1980
Mandarin Oriental Washington DC	400	3/1/2004	3/1/2004
Fairmont Washington DC	415	12/1/1985	12/1/2002
Park Hyatt Washington	216	9/1/1986	6/1/2006
Ritz-Carlton Washington DC	300	10/1/2000	10/1/2000

21

Hotel del Coronado

PKF HOSPITALITY RESEARCH LLC

Property Details	
Hotel	Hotel del Coronado
Location	Coronado, San Diego, CA
Rooms	757
Year Built	1888
Meeting Space (Sq. ft.)	110,000
Amenities	Spa, Fitness Center, Beach
F&B Outlets	1500 Ocean, Sheerwater, Crown Room, ENO, Babcock & Story Bar

Ownership Summary	
Date Acquired	2/1/2006
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	45%
Total Purchase Price	$745,000,000
Purchase Price per Key	$984,148
Financing	$475,000,000
Interest Rate	4.38%
Maturity	Mar-16
Historical Capital Expenditures	N/A
Planned Capital Expenditures	N/A

Property Information

The iconic Hotel Del Coronado is located on Coronado Island near San Diego, California and has long been heralded as one of the country's most spectacular beach resorts. San Diego is a top tourism and convention/meeting destination, and the hotel is a leading attraction for group and leisure travelers.

On-site amenities include the Shops at the Del, offering 17 unique retail experiences covering over 14,000 square feet, and the Spa at the Del, featuring 21 treatment rooms and a state-of-the-art fitness center.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed or are planned.

22

Hotel del Coronado

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Low	Mid	High
		Discount Rate Range		
		9.00%	8.75%	8.50%
Low	6.50%	$801,100,000	$815,800,000	$830,700,000
Mid	6.25%	$817,400,000	$832,400,000	$847,800,000
High	6.00%	$834,900,000	$850,300,000	$866,100,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$801,100,000	$832,400,000	$866,100,000
Value Per Key	$ 1,058,256	$ 1,099,604	$ 1,144,122
Going-in Rate Y1	4.80%	4.62%	4.44%
TT Cap Rate	4.56%	4.39%	4.22%

RevPAR Level

$400
$350
$300
$250
$200
$150
$100
$50
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Hotel del Coronado
Competitive Set
Downtown Upper Priced
San Diego Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Hotel del Coronado Competitive Set Index

180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Paradise Point Resort	462	6/1/1962	6/1/1962
Hyatt Regency Mission Bay	429	6/1/1961	6/1/1973
Marriott Coronado Island Resort & Spa	300	6/1/1988	12/1/1997
Loews Coronado Bay Resort	439	10/1/1991	10/1/1991
Hotel Del Coronado	757	1/0/1900	1/0/1900

23

Hyatt Regency La Jolla

PKF HOSPITALITY RESEARCH LLC

Property Information

Set on 11 acres in La Jolla, California, this high-end hotel caters to business and leisure travelers. Situated along the Pacific Coast, this hotel is also just minutes away from San Diego's nightlife, shopping, and other attractions.

The hotel's features a top-of-the-line StayFit fitness center, which has 1,300 square feet of indoor exercise space as well as outdoor yoga, tennis and other exercise facilities. In addition, the hotel features a junior Olympic heated outdoor pool, cabanas and fire pits, as well as the 32,000 square foot Sporting Club spa.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed or are planned.

Property Details	
Hotel	Hyatt Regency La Jolla
Location	La Jolla Village, CA
Rooms	419
Year Built	1989
Meeting Space (Sq. ft.)	32,000
Amenities	Spa, Fitness Center, Pool, Tennis
F&B Outlets	Café Japengo, Barcino Grill, Michael's Lounge

Ownership Summary	
Date Acquired	7/1/1999
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	51%
Total Purchase Price	$103,345,000
Purchase Price per Key	$246,647
Financing	$90,000,000
Interest Rate	4.5/10.0%
Maturity	Dec-17
Historical Capital Expenditures	N/A
Planned Capital Expenditures	N/A

24

Hyatt Regency La Jolla

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$145,500,000	$148,200,000	$151,000,000
Mid	6.25%	$148,500,000	$151,200,000	$154,100,000
High	6.00%	$151,700,000	$154,500,000	$157,400,000
		Low	Mid	High
	Cap Rate	6.50%	6.25%	6.00%
	Discount Rate	9.00%	8.75%	8.50%
	Value Estimate	$145,500,000	$151,200,000	$157,400,000
	Value Per Key	$ 347,255	$ 360,859	$ 375,656
	Going-in Rate Y1	4.57%	4.40%	4.23%
	TT Cap Rate	4.05%	3.89%	3.74%

RevPAR Level

$200
$180
$160
$140
$120
$100
$80
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Hyatt Regency La Jolla
Competitive Set
La Jolla Upper Priced
San Diego Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Hyatt Regency La Jolla Competitive Set Index

108%
106%
104%
102%
100%
98%
96%
94%
92%
90%
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Estancia La Jolla Hotel & Spa	210	6/1/2004	6/1/2004
Hilton La Jolla Torrey Pines	394	11/1/1989	12/1/1998
Marriott San Diego La Jolla	360	12/1/1985	12/1/1985
Hyatt Regency La Jolla @ Aventine	419	12/1/1989	12/1/1989
Embassy Suites San Diego La Jolla	340	7/1/1987	7/1/1987

25

InterContinental Chicago

PKF HOSPITALITY RESEARCH LLC

INTERCONTINENTAL

Property Information

Located on Chicago's famous Magnificent Mile, the InterContinental Chicago offers easy access to Chicago's array of cultural attractions in one of the top convention and leisure markets in the country.

On-site amenities include a state-of-the-art fitness center totaling over 6,000 square feet and an indoor junior Olympic size swimming pool. This hotel has over 45,000 square feet of meeting/event space, including 27 banquet rooms and a Grand Ballroom—featuring 37 hand-painted murals and a 12,000 pound Baccarat crystal chandelier.

Capital Projects

Recent capital projects include the addition of ENO Wine Room in 2006 ($1.7 million), the addition of a Starbucks in 2007 ($1.2 million), and the addition of Michael Jordan's Steak House & Bar in 2011 ($4.1 million). According to Strategic Hotels & Resorts' Q4 2012 earnings call, the hotel will undergo a $10 million guestroom renovation in 2013.

Property Details

Hotel	InterContinental Chicago
Location	Downtown Chicago, IL
Rooms	792
Year Built	1929
Meeting Space (Sq. ft.)	45,000
Amenities	Fitness Center, Pool
F&B Outlets	Michael Jordan's, ENO, The Continental, Starbucks

Ownership Summary

Date Acquired	2/1/2005
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	51%
Total Purchase Price	$178,500,000
Purchase Price per Key	$225,379
Financing	$145,000,000
Interest Rate	5.61%
Maturity	Aug-21
Historical Capital Expenditures	$7,000,000
Planned Capital Expenditures	$10,000,000

26

InterContinental Chicago

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$373,400,000	$380,300,000	$387,300,000
Mid	6.25%	$381,000,000	$388,100,000	$395,300,000
High	6.00%	$389,200,000	$396,500,000	$403,900,000
		Low	Mid	High
	Cap Rate	6.50%	6.25%	6.00%
	Discount Rate	9.00%	8.75%	8.50%
	Value Estimate	$373,400,000	$388,100,000	$403,900,000
	Value Per Key	$ 471,465	$ 490,025	$ 509,975
	Going-in Rate Y1	4.67%	4.50%	4.32%
	TT Cap Rate	4.33%	4.17%	4.01%

RevPAR Level

$250
$200
$150
$100
$50
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
InterContinental Chicago
Competitive Set
Downtown Upper Priced
Chicago Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

InterContinental Chicago Competitive Set Index

115%
110%
105%
100%
95%
90%
85%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Swissotel Chicago	661	8/1/1988	8/1/1988
Renaissance Chicago Downtown Hotel	553	11/1/1991	6/1/1995
Fairmont Chicago	687	12/1/1987	12/1/1987
JW Marriott Chicago	610	11/1/2010	11/1/2010
Hilton The Palmer House	1639	5/1/1925	5/1/1925
Hilton Chicago	1544	3/1/1927	3/1/1985
Westin Chicago River North	424	10/1/1987	1/1/1997
W Hotel Chicago Lakeshore	520	6/1/1966	10/1/2001
Hilton The Drake Hotel Chicago	535	6/1/1920	1/1/1980
Marriott Chicago Dwntn Magnificent Mile	1198	5/1/1978	5/1/1978
InterContinental Chicago Magnificent Mile	792	1/1/1990	1/1/1990
Sheraton Hotel & Towers Chicago	1214	3/1/1992	3/1/1992
Hyatt Regency McCormick Place	800	6/1/1998	6/1/1998

27

InterContinental Miami

PKF HOSPITALITY RESEARCH LLC

INTER-CONTINENTAL

Property Information

The InterContinental Miami is located in Miami, the U.S. gateway to South America, on Biscayne Bay in the heart of the city's downtown financial district and just minutes from South Beach. This property attracts both corporate and leisure guests from around the world.

The hotel features more than 100,000 square feet of indoor and outdoor event space, including three ballrooms and 33 meeting and event rooms. It also includes a heated outdoor pool and sundeck overlooking Biscayne Bay, as well as three popular restaurants and bars and the exclusive MySpa, which features 10 treatments rooms and two VIP suites.

Capital Projects

Recent capital projects include spa and fitness center renovations ($9.4 million, 2008) and meeting space expansion ($2.4 million, 2011-2012). In 2012, this hotel also completed a $16 million renovation of all 641 guestrooms and $9 million in enhancements to the building façade, restaurant, and lobby.

Property Details	
Hotel	InterContinental Miami
Location	Downtown Miami, FL
Rooms	641
Year Built	1982
Meeting Space (Sq. ft.)	100,000
Amenities	Spa, Fitness Center, Pool
F&B Outlets	Bluewater, Indigo, Starbucks

Ownership Summary	
Date Acquired	2/1/2005
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$125,000,000
Purchase Price per Key	$195,008
Financing	$85,000,000
Interest Rate	3.71%
Maturity	Jul-16
Historical Capital Expenditures	$37,100,000
Planned Capital Expenditures	N/A

28

InterContinental Miami

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$269,000,000	$273,900,000	$279,000,000
Mid	6.25%	$284,700,000	$279,600,000	$284,700,000
High	6.00%	$290,900,000	$296,300,000	$301,900,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$269,000,000	$279,600,000	$301,900,000
Value Per Key	$ 419,657	$ 436,193	$ 470,983
Going-in Rate Y1	5.27%	5.07%	4.70%
TT Cap Rate	4.54%	4.37%	4.04%

RevPAR Level

$220
$200
$180
$160
$140
$120
$100
$80
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
InterContinental Miami
Competitive Set
Downtown/North Upper Priced
Miami Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

InterContinental Miami Competitive Set Index

130%
125%
120%
115%
110%
105%
100%
95%
90%
85%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
InterContinental Hotel Miami @ Miami Center	641	11/1/1982	11/1/1982
JW Marriott Hotel Miami	296	9/1/2000	9/1/2000
JW Marriott Marquis Miami	313	10/1/2010	10/1/2010
Hyatt Regency Miami	612	9/1/1982	9/1/1982
Hilton Miami Downtown	527	6/1/1977	2/1/2008
Marriott Biscayne Bay Hotel & Marina	600	12/1/1983	12/1/1983

29

JW Marriott Essex House

PKF HOSPITALITY RESEARCH LLC

ESSEX
HOUSE

Property Details	
Hotel	JW Marriott Essex House
Location	Central Park South, NY
Rooms	509
Year Built	1931
Meeting Space (Sq. ft.)	11,600
Amenities	Spa, Fitness Center
F&B Outlets	The Dining Room at South Gate

Ownership Summary	
Date Acquired	9/14/2012
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	51%
Total Purchase Price	$362,300,000
Purchase Price per Key	$711,788
Financing	$190,000,000
Interest Rate	4.75%
Maturity	Sep-17
Historical Capital Expenditures	N/A
Planned Capital Expenditures	$18,400,000

Property Information

The JW Marriott Essex House Hotel is among the most recognized high-end hotels in Manhattan with a Central Park South location. The Hotel is steps away from award-winning restaurants, high-end retail and world-class museums and attractions. Designed in Art Deco style and meticulously maintained, the Hotel is part of the National Trust Historic Hotels of America.

The JW Marriott Essex House Hotel has 509 guestrooms, including 95 rooms with views of Central Park, and amenities including a full-service spa and fitness center, a fine dining restaurant and 11,600 square feet of meeting and event space.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed. According to the Q4 2012 earnings call, an estimated $18.4 million will be spent on various property improvements by 2014, including common area renovations, systems upgrades, room upgrades, and branding efforts.

30

JW Marriott Essex House

PKF HOSPITALITY RESEARCH LLC

Valuation

		Discount Rate Range		
	Cap Rate	Low	Mid	High
		8.50%	8.25%	8.00%
Low	6.00%	$427,200,000	$435,100,000	$443,300,000
Mid	5.75%	$436,900,000	$445,100,000	$453,500,000
High	5.50%	$447,500,000	$455,900,000	$464,500,000
		Low	Mid	High
	Cap Rate	6.00%	5.75%	5.50%
	Discount Rate	8.50%	8.25%	8.00%
	Value Estimate	$427,200,000	$445,100,000	$464,500,000
	Value Per Key	$ 839,293	$ 874,460	$ 912,574
	Going-in Rate Y1	4.40%	4.22%	4.05%
	TT Cap Rate[1]	NA	NA	NA

RevPAR Level

$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
JW Marriott Essex House
Competitive Set
Uptown/Midtown East Upper Priced
New York Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

JW Marriott Essex House Competitive Set Index

105%
100%
95%
90%
85%
80%
Forecast
2011
2012
2013F
2014F
2015F
2016F
2017F
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Le Meridien Parker New York	725	6/1/1981	6/1/1981
Helmsley Hotel Park Lane	605	6/1/1972	1/1/2013
The London NYC	561	5/1/1990	6/1/2005
The Peninsula New York	239	6/1/1905	11/1/1998
The Plaza A Fairmont Managed Hotel	282	10/1/1907	3/1/2008
JW Marriott Essex House New York	509	6/1/1985	9/1/2012
Loews The Regency Hotel	353	6/1/1963	11/1/2013
Hotel Plaza Athenee	142	6/1/1984	4/1/1997
New York Palace	899	6/1/1979	10/1/1992
Trump Hotel Collection & Tower New York	145	1/1/1996	12/1/2001
The Pierre	189	10/1/1930	6/1/2009

[1] 2012 NOI not available

31

Loews Santa Monica

PKF HOSPITALITY RESEARCH LLC

Property Information

With an ocean front location overlooking Santa Monica Beach and the famed Santa Monica pier, the Loews Santa Monica is in one of the leading hotel markets in the nation due to a highly favorable mix of corporate and leisure travelers driving both strong weekday and weekend business.

The Loews Santa Monica features 342 guest rooms, including 13 suites and four custom-designed luxury presidential suites. The hotel contains more than 17,000 square feet of meeting and event space, including 13 separate meeting rooms, a recently renovated 6,000 square foot spa and fitness center and a seaside swimming pool.

Capital Projects

Since Strategic Hotels & Resorts acquired this property, there are no known major capital projects that have been completed. A $4 million enhancement of the building façade and porte-cochere is proposed for 2013.

Property Details

Hotel	Loews Santa Monica
Location	Santa Monica, CA
Rooms	342
Year Built	1989
Meeting Space (Sq. ft.)	17,000
Amenities	Spa, Fitness Center, Pool
F&B Outlets	Ocean & Vine, Sushi at Sunset, Blue Streak, Pappillon, Fireside Lounge

Ownership Summary

Date Acquired	3/5/1998
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$122,000,000
Purchase Price per Key	$356,725
Financing	$110,000,000
Interest Rate	4.06%
Maturity	Jul-18
Historical Capital Expenditures	N/A
Planned Capital Expenditures	$4,000,000

32

Loews Santa Monica

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$296,300,000	$301,700,000	$307,400,000
Mid	6.25%	$302,400,000	$308,000,000	$313,800,000
High	6.00%	$309,000,000	$314,800,000	$320,700,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$296,300,000	$308,000,000	$320,700,000
Value Per Key	$ 866,374	$ 900,585	$ 937,719
Going-in Rate Y1	4.71%	4.53%	4.35%
TT Cap Rate	4.36%	4.20%	4.03%

RevPAR Level

$430
$380
$330
$280
$230
$180
$130
$80
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Loews Santa Monica
Competitive Set
Santa Monica/Marina Del Rey Upper Priced
Los Angeles Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Loews Santa Monica Competitive Set Index

115%
110%
105%
100%
95%
90%
85%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
JW Marriott Santa Monica Le Merigot	175	11/1/1999	12/1/2000
Loews Santa Monica Beach Hotel	342	4/1/1989	4/1/1989
Fairmont Miramar	302	6/1/1921	11/1/1999
Viceroy Santa Monica	162	6/1/1968	7/1/2002
Shutters On The Beach	198	6/1/1993	6/1/1993
Casa Del Mar	129	5/1/1926	10/1/1999

33

Marriott Lincolnshire

PKF HOSPITALITY RESEARCH LLC

Property Information

The Marriott Lincolnshire is located in a northern suburb of Chicago, 35 minutes from both Chicago O'Hare International Airport and downtown Chicago. Lincolnshire is headquarters to several global pharmaceutical companies, with the Marriott Lincolnshire benefitting from strong group business demand along with other corporate and community functions.

The resort has 389 guest rooms and features many on-site amenities, including an 18-hole PGA championship golf course, six tennis courts, an outdoor pool and the award winning Marriott Theater.

Capital Projects

Recent capital projects include a lobby, meeting room, and Grand Marquis Pavilion renovation ($6.7 million, 2011). According to the Q4 2012 earnings call, an estimated $5 million will be spent on a rooms renovation project in 2013-2014.

Property Details	
Hotel	Marriott Lincolnshire
Location	Lincolnshire, IL
Rooms	389
Year Built	1975
Meeting Space (Sq. ft.)	40,000
Amenities	Golf, Spa, Theater, Tennis, Pool
F&B Outlets	King's Wharf, Crane's Landing, Starbucks

Ownership Summary	
Date Acquired	9/1/1997
Fee Simple/Leasehold	Ground Lease
Ownership @ initial purchase	100%
Total Purchase Price	$47,248,000
Purchase Price per Key	$121,460
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	$6,700,000
Planned Capital Expenditures	$5,000,000

34

Marriott Lincolnshire

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Low	Mid	High
		Discount Rate Range		
		10.00%	9.75%	9.50%
Low	7.50%	$27,400,000	$27,900,000	$28,400,000
Mid	7.25%	$27,900,000	$28,400,000	$28,900,000
High	7.00%	$28,400,000	$28,900,000	$29,500,000

	Low	Mid	High
Cap Rate	7.50%	7.25%	7.00%
Discount Rate	10.00%	9.75%	9.50%
Value Estimate	$27,400,000	$28,400,000	$29,500,000
Value Per Key	$ 70,437	$ 73,008	$ 75,835
Going-in Rate Y1	5.27%	5.08%	4.89%
TT Cap Rate	4.06%	3.92%	3.77%

RevPAR Level

$160
$140
$120
$100
$80
$60
$40
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Marriott Lincolnshire
Competitive Set
Lake County Upper Priced
Chicago Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Marriott Lincolnshire Competitive Set Index

110%
105%
100%
95%
90%
85%
80%
75%
70%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Marriott Chicago Suites Deerfield	248	5/1/1990	5/1/1990
Hyatt Deerfield North Shore	301	1/1/1988	1/1/1988
Embassy Suites Chicago North Shore Deerfield	237	11/1/1987	11/1/1987
Hilton Chicago Northbrook	248	6/1/1984	7/1/1993
Marriott Lincolnshire Resort	389	3/1/1975	3/1/1975
Westin Chicago North Shore	412	10/1/2006	10/1/2006

35

Ritz-Carlton Half Moon Bay

PKF HOSPITALITY RESEARCH LLC

Property Information

Situated on 14 acres atop a 175 foot bluff overlooking the Pacific Ocean, the Ritz-Carlton Half Moon Bay attracts significant mid-week group business from the surrounding high-tech Silicon Valley region, plus strong weekend leisure business.

On-site amenities include a 16,000 square foot spa, a 36-hole Championship golf course, six tennis courts, and a heated indoor swimming pool.

Capital Projects

Approximately $3.7 million of capital projects have been completed since 2005. These projects include the addition of an ENO Wine Room and implementation of the "Fire and Wine" theme ($2.5 million, 2005), as well as a suite renovation ($1.2 million, 2008).

Property Details	
Hotel	Ritz-Carlton Half Moon Bay
Location	Half Moon Bay, CA
Rooms	261
Year Built	2001
Meeting Space (Sq. ft.)	29,000
Amenities	Golf, Spa, Tennis, Pools
F&B Outlets	Navio, The Conservatory Lounge, ENO

Ownership Summary	
Date Acquired	8/1/2004
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$124,400,000
Purchase Price per Key	$476,628
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	$3,700,000
Planned Capital Expenditures	N/A

36

Ritz-Carlton Half Moon Bay

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range: Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$226,700,000	$230,900,000	$235,200,000
Mid	6.25%	$231,400,000	$235,700,000	$240,200,000
High	6.00%	$236,500,000	$240,900,000	$245,500,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$226,700,000	$235,700,000	$245,500,000
Value Per Key	$868,582	$903,065	$940,613
Going-in Rate Y1	4.38%	4.21%	4.04%
TT Cap Rate	4.35%	4.19%	4.02%

RevPAR Level

$400
$350
$300
$250
$200
$150
$100
$50
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Ritz-Carlton Half Moon Bay
Competitive Set
Extended Area Upper Priced
San Francisco Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Ritz-Carlton Half Moon Bay Competitive Set Index

140%
130%
120%
110%
100%
90%
80%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Shutters On The Beach	198	6/1/1993	6/1/1993
Park Hyatt Aviara Resort	329	8/1/1997	6/1/2010
Hotel Del Coronado	757	1/0/1900	1/0/1900
Ritz-Carlton Laguna Niguel	396	6/1/1984	6/1/1984
Four Seasons Resort The Biltmore Santa Barbara	207	6/1/1929	4/1/1987
Joie De Vivre Carmel Valley Ranch	139	6/1/1987	9/1/2010
Hyatt Regency Monterey	550	6/1/1955	3/1/1969
Ritz-Carlton Half Moon Bay	261	3/1/2001	3/1/2001
Silverado Resort	390	6/1/1965	7/1/2010
Fairmont Sonoma Mission Inn & Spa	226	6/1/1927	9/1/2002

37

Ritz-Carlton Laguna Niguel

PKF HOSPITALITY RESEARCH LLC

Property Information

Situated on a 150-foot bluff offering Pacific Ocean views, the Ritz-Carlton Laguna Niguel is in close proximity to Laguna Beach, Newport Beach, and Balboa Island while also accessible to Los Angeles and San Diego. This surfside retreat has boasted AAA Five Diamond status for 27 consecutive years.

On-site amenities include an 11,000 square foot spa— which features 12 treatment rooms and a state-of-the-art fitness center with breath taking views of the Pacific Ocean—two tennis courts, two swimming pools, and two outdoor whirlpools.

Capital Projects

Approximately $4 million of capital projects have been completed since 2007. These projects include the addition of an ENO Wine Room ($1 million, 2007), a suite conversion to add guestrooms ($1.2 million, 2007), and a ballroom renovation ($1.4 million, 2008). In 2012, the pool area was renovated and fire pits were added ($1.4 million). It was indicated in the Q4 2012 earnings call that a room upgrade will occur in 2013, but a capital amount was not discussed.

Property Details	
Hotel	Ritz-Carlton Laguna Niguel
Location	Dana Point, CA
Rooms	396
Year Built	1984
Meeting Space (Sq. ft.)	88,000
Amenities	Spa, Fitness Center, Tennis, Pools
F&B Outlets	Raya, 180blu, The Market Place, ENO, Dana Pool Café

Ownership Summary	
Date Acquired	7/1/2006
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$330,000,000
Purchase Price per Key	$833,333
Financing	N/A
Interest Rate	N/A
Maturity	N/A
Historical Capital Expenditures	$5,000,000
Planned Capital Expenditures	N/A

38

Ritz-Carlton Laguna Niguel

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$413,400,000	$421,000,000	$428,800,000
Mid	6.25%	$421,900,000	$429,700,000	$437,700,000
High	6.00%	$431,100,000	$439,100,000	$447,400,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$413,400,000	$429,700,000	$447,400,000
Value Per Key	$ 1,043,939	$ 1,085,101	$ 1,129,798
Going-in Rate Y1	4.78%	4.59%	4.41%
TT Cap Rate	4.50%	4.32%	4.15%

RevPAR Level

$400
$350
$300
$250
$200
$150
$100
$50
$-
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Ritz-Carlton Laguna Niguel
Competitive Set
Newport Beach/Dana Point Upper Priced
Anaheim Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Ritz-Carlton Laguna Niguel Competitive Set Index

108%
106%
104%
102%
100%
98%
96%
94%
92%
90%
88%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Park Hyatt Aviara Resort	329	8/1/1997	6/1/2010
St Regis Monarch Beach Resort	400	7/1/2001	7/1/2001
Ritz-Carlton Laguna Niguel	396	6/1/1984	6/1/1984
Montage Laguna Beach	248	2/1/2003	2/1/2003
Preferred Surf & Sand Resort	167	6/1/1949	6/1/1949
The Resort @ Pelican Hill	332	11/1/2008	11/1/2008
The Island Hotel	295	6/1/1986	11/1/2005
Balboa Bay Resort	160	5/1/2003	5/1/2003

39

Westin St. Francis

PKF HOSPITALITY RESEARCH LLC

Property Information

The Westin St. Francis is an iconic property located in the heart of San Francisco's famous Union Square, conveniently located close to the Financial District, Chinatown, and Moscone Convention Center. San Francisco is a premiere lodging market with strong demand generators, including business demand from the nearby high-tech Silicon Valley region.

On-site amenities include a 4,600 square foot spa with two treatment rooms, two steam rooms and a workout facility.

Capital Projects

Approximately $9.7 million of capital projects have been completed since 2008. These projects include the addition of the Clock Bar and accompanying lobby renovation ($3.2 million, 2008) as well as a guestroom renovation ($4 million, 2009). The addition of ENO Wine Room is planned for 2013 ($2.5 million).

Property Details	
Hotel	Westin St. Francis
Location	Downtown San Francisco, CA
Rooms	1195
Year Built	1907
Meeting Space (Sq. ft.)	56,000
Amenities	Spa, Fitness Center
F&B Outlets	Bourbon Steak, The Oak Room, Caruso's, Clock Bar

Ownership Summary	
Date Acquired	5/1/2006
Fee Simple/Leasehold	Fee Simple
Ownership @ initial purchase	100%
Total Purchase Price	$440,000,000
Purchase Price per Key	$368,201
Financing	$214,186,000
Interest Rate	6.09%
Maturity	Jun-17
Historical Capital Expenditures	$7,200,000
Planned Capital Expenditures	$2,500,000

40

Westin St. Francis

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$662,000,000	$674,200,000	$686,600,000
Mid	6.25%	$675,500,000	$688,000,000	$700,800,000
High	6.00%	$690,100,000	$703,000,000	$716,100,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$662,000,000	$688,000,000	$716,100,000
Value Per Key	$ 553,975	$ 575,732	$ 599,247
Going-in Rate Y1	4.30%	4.14%	3.98%
TT Cap Rate	4.12%	3.97%	3.81%

RevPAR Level

$300
$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Westin St. Francis
Competitive Set
Market Street Upper Priced
San Francisco Upper Priced

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Westin St. Francis Competitive Set Index

106%
104%
102%
100%
98%
96%
94%
92%
90%
88%
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Forecast
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Westin St Francis	1195	3/1/1904	1/1/1998
JW Marriott San Francisco Union Square	337	9/1/1987	4/1/2006
W Hotel San Francisco	404	5/1/1999	5/1/1999
InterContinental San Francisco	550	2/1/2008	2/1/2008
Marriott San Francisco Marquis	1499	10/1/1989	10/1/1989
Westin San Francisco Market Street	676	4/1/1983	4/1/2007
Omni San Francisco Hotel	362	2/1/2002	2/1/2002
Luxury Collection Palace Hotel	553	1/0/1900	1/0/1900
Grand Hyatt San Francisco	660	1/1/1973	1/1/1973

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Marriott London

PKF HOSPITALITY RESEARCH LLC

Property Information

This hotel is centrally located in the heart of London's Mayfair District and Embassy Row. Business and leisure travelers enjoy the close proximity to area destinations, including Oxford Circus, Bond Street, Hyde Park and Park Lane, as well as an array of amenities and services found at this property.

The hotel features 225 rooms, 12 suites, two award-winning Gordon Ramsay restaurants and a 24-hour fitness center. The hotel offers approximately 10,000 square feet of versatile meeting space, including 16 individual meeting rooms.

Capital Projects

Recent capital projects include a $7.4 million rooms renovation (2008), the addition of the Maze restaurant and private dining room ($6.5 million, 2008), and a renovation of the concierge club, meeting space, and lobby ($11.4 million, 2008).

Property Details	
Hotel	Marriott London
Location	Mayfair, London, UK
Rooms	237
Year Built	1962
Meeting Space (Sq. ft.)	10,000
Amenities	Fitness Center
F&B Outlets	Maze, Maze Grill, The Luggage Room

Ownership Summary	
Date Acquired	8/1/2006
Fee Simple/Leasehold	Ground Lease
Ownership @ initial purchase	100%
Total Purchase Price	$207,600,000
Purchase Price per Key	$875,949
Financing	$115,468,000
Interest Rate	1.62%
Maturity	Oct-13
Historical Capital Expenditures	$25,300,000
Planned Capital Expenditures	N/A

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Marriott London

PKF HOSPITALITY RESEARCH LLC

Valuation

	Cap Rate	Discount Rate Range		
		Low	Mid	High
		9.00%	8.75%	8.50%
Low	6.50%	$237,000,000	$241,300,000	$245,700,000
Mid	6.25%	$241,700,000	$246,100,000	$250,600,000
High	6.00%	$246,800,000	$251,300,000	$255,900,000

	Low	Mid	High
Cap Rate	6.50%	6.25%	6.00%
Discount Rate	9.00%	8.75%	8.50%
Value Estimate	$237,000,000	$246,100,000	$255,900,000
Value Per Key	$ 1,000,000	$ 1,038,397	$ 1,079,747
Going-in Rate Y1	5.62%	5.41%	5.20%
TT Cap Rate	6.89%	6.64%	6.38%

RevPAR Level

$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
Forecast
2008
2009
2010
2011
2012
2013F
2014F
2015F
2016F
2017F
Marriott London
Competitive Set
London

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Marriott London Competitive Set Index

104%
102%
100%
98%
96%
94%
92%
90%
2008
2009
2010
2011
2012
Occ
ADR
RevPAR

Source: PKF-HR, STR, Strategic Hotels & Resorts Documents

Competitive Set of Hotels

Property Name	Number of Rooms	Open Date	Affiliation Date
Hyatt Regency London The Churchill	434	N/A	N/A
Le Meridien Piccadilly	280	6/1/1908	N/A
Sheraton Hotel The Park Lane London	303	N/A	N/A
InterContinental London Park Lane	447	N/A	N/A
Hilton London On Park Lane Hotel	453	N/A	N/A
Marriott London Hotel Grosvenor Square	237	6/1/1964	N/A

Note: Competitive set forecast not available for this property.

43

PKF Hospitality Research, LLC Qualifications

PKF HOSPITALITY RESEARCH LLC

PKF Consulting USA, LLC (PKFC) along with **PKF Hospitality Research, LLC (PKF-HR)**, takes immense pride in the quality of research and level of service that we provide our clients. Importantly, we are confident that no other professional advisory organization has the depth of understanding and expertise relative to the factors that influence the market and economic success of commercially-oriented lodging operations.

PKF-HR maintains the lodging industry's oldest, largest and most comprehensive inventory of proprietary performance data (Trends® in the Hotel Industry). In addition, PKF-HR publishes quarterly forecasts of hotel performance for 50 of the nation's largest lodging markets using its proprietary Hotel Horizons® econometric forecasting model. The following paragraphs highlight the foundation of the PKF-HR lodging forecast model.

- Historical lodging performance data comes from the PKF-HR database, augmented by data from Smith Travel Research.
- Historical, and forecasted, economic data for the nation's largest Metropolitan Statistical Areas is purchased from Moody's Analytics.
- The model output consists of six-year, quarter-by-quarter, forecasts of supply, demand, occupancy, average daily rate, and RevPAR.

The extensive database that we maintain concerning the census of hotels in these 50 markets and the historic, and future, performance related thereto, enable us to efficiently, and objectively, develop performance estimates at the market and property level. No other firm has access to the level of insight that we derive from our ownership of this information.

PKF Consulting USA, LLC and PKF Hospitality Research, LLC are divisions of Colliers International, the third largest real estate services firm in the world. We are a national firm of management consultants, appraisers, real estate brokers, and industry specialists who provide a full range of services to the hospitality and tourism industries.

Headquartered in San Francisco, the firm has principal offices in Atlanta, Boston, Bozeman, Chicago, Dallas, Houston, Indianapolis, Jacksonville, Los Angeles, New York, Orlando, Philadelphia, Tampa and Washington D.C., with nearly 60 professionals and support staff serving both public and private sector clients. Our research capabilities are unsurpassed and the firm publishes a vast array of hospitality industry data.

We are highly familiar with the markets in which the hotels owned by Strategic Hotels & Resorts are located. Over the years, our firm and/or its staff have conducted numerous studies of the markets in which the subject properties are located.

44

PKF Hospitality Research, LLC
Qualifications (continued)

Lodging Industry Experience – Data Warehouse

Through annual surveying of the U.S. lodging industry since 1936, PKF-HR has built the industries largest, and deepest, database of 6,000 detailed hotel operating statements. As part of this survey, our firm extracts 200 specific revenue and expense items and then puts the data into a uniform format to ensure equitable benchmarking. The results of this research are presented in our annual Trends® report.

In addition, **PKF-HR** maintains another database that contains considerable detail about the sales of hotel properties.

The data warehouse maintained by our firm exists to accomplish the following goals:

- Identify trends in the hospitality industry
- Find answers to hospitality business questions
- Derive meaning for historical and operational data
- Provide intelligence about the hospitality real estate market

Hospitality Investment Survey

PKF-HR annually surveys individuals and companies around the U.S. that have been involved in the transaction of a hotel in the past year. The Hospitality Investment Survey presents information regarding hotel values, income streams, and investor and lender return requirements. These statistics are based on both survey responses and information contained in our database of over 18,000 transactions that have occurred since 1996. This professional publication is expertly authored by both our resident Member of the Appraisal Institute (MAI) and Ph.D. designees.

45

PKF Biographies

PKF HOSPITALITY RESEARCH LLC

Mark Woodworth, President
Mr. Woodworth is President of PKF Hospitality Research, LLC (PKF-HR), an affiliate of PKF Consulting USA, LLC (PKF/C). Mr. Woodworth has over 30 years of hospitality industry experience, is based in Atlanta and is responsible for PKF-HR's national practice.

Before forming PKF-HR in 1999 with Cornell University's Dr. Jack Corgel, Mr. Woodworth was a Partner and Industry Chairman of the Hospitality Industry Consulting practice for Coopers & Lybrand L.L.P., and specialized in the lodging industry. Prior to that, he was a Senior Principal with Laventhol & Horwath where he focused on the hospitality industry and was responsible for all lodging and real estate consulting services in the southeastern United States.

Mr. Woodworth has managed and conducted consulting assignments, involving both the public and private sectors, throughout the U.S. He has worked for the industry's leading lenders, developers, chains and management companies and has dealt with all aspects of operations, development and financing. Mr. Woodworth has been qualified as an expert and has testified in litigation and/or bankruptcy matters in New York, Georgia, Alabama, South Carolina, Kentucky and Texas regarding hospitality properties.

Mr. Woodworth has been quoted on hospitality issues in such noted publications as The Wall Street Journal, The New York Times, The Los Angeles Times, The Washington Post, Barron's, USA Today, The Financial Times and numerous industry publications. Furthermore, Mr. Woodworth is a frequent speaker at industry conferences and is a Dean's Distinguished Lecturer at Cornell University. He serves on the Board of Directors of the Atlanta Convention & Visitors Bureau and the Finance Committee of the United Way of Greater Atlanta. He is a member of the Conference of Business Economists and also completed a three-year term on the Board of Advisors for the Center for Hospitality Research at Cornell University. He also serves on the editorial board of the Cornell Quarterly, a research journal focused on the hospitality and tourism industries.

Mr. Woodworth holds both a B.S. and Master's Degree from Cornell University's School of Hotel Administration. He also served on the faculty of the Center for Professional Development at Cornell for 12 years.

46

PKF Biographies (continued)

John (Jack) B. Corgel, Ph. D, Senior Advisor

In 1999, Dr. Jack Corgel joined the PKF Hospitality Research, LLC (PKF-HR) division of PKF Consulting USA, LLC as Managing Director of Applied Research where he developed new products for the hotel industry based on property-level financial performance information. Prior to joining PKF-HR, he was a member of the Cornell Hotel School faculty for ten years and served as the first Director of the Center for Hospitality Research from 1992-1994. After receiving undergraduate and Ph.D.(1979) Degrees from the University of Georgia in real estate and corporate finance, he taught at the University of Florida, Georgia State University, and the University of Connecticut. During the academic year 1985-1986, he was a visiting scholar at the Federal Home Loan Bank Board in Washington, DC. He is a Fellow of the Homer Hoyt Institute.

Dr. Corgel has published 60 articles in academic and professional journals, mainly on the subjects of real estate finance, investment, valuation, and hospitality real estate. He has published in the most prestigious journals in real estate (Real Estate Economics), urban economics (Journal of Urban Economics), insurance (Journal of Risk and Insurance), business law (Journal of the American Business Law Association), and Hospitality Management (Cornell HRA Quarterly and International Journal of Hospitality Management). In addition, he has written for nearly every national journal read by real estate professionals. His textbook, Real Estate Perspectives (with Smith and Ling) is in its fourth edition and is used throughout the nation for real estate survey courses.

Dr. Corgel has consulted with hotel companies, pension funds, and investment banks on real estate finance, investment, and valuation problems. He often assists clients in legal disputes involving real estate. Other work includes participation at professional seminars, such as the Advanced Management Program and Professional Development Program sponsored by the Cornell Hotel School.

Dr. Corgel helped create PKF-HR's Benchmarker® service, which gives customers the ability to generate reports on hotel profitability. He has also helped launch two other hotel information products – Price Ranger and the Hotel Horizons® economic forecasting model.

While continuing his role as a Senior Advisor to PKF-HR, Dr. Corgel accepted the offer to return to Cornell to hold the Robert C. Baker Chair of Real Estate Studies at the Cornell Hotel School in the fall of 2003.

47

PKF Hospitality Research, LLC
Methodology Summary

PKF HOSPITALITY RESEARCH LLC

- We developed a detailed ten (10) year forecast of Net Operating Income After Replacement Reserve Expense for each hotel analyzed.

- These forecasts are based on:
  - our extensive proprietary Trends® database;
  - our knowledge of the underlying markets including supply, demand, occupancy, average daily rate and Revenue per Available Room ("RevPAR") forecasts;
  - selected local market competitive sets (as determined by PKF Consulting USA, LLC personnel);
  - historical competitive set performance data from Smith Travel Research ("STR");
  - familiarity with each property studied, and
  - publicly available information.

- Our Valuation analysis is based on :
  - comparable transaction analysis;
  - capitalization rates and discounted cash-flow analysis of our property level forecast, and
  - discussions with market participants including brokers and property owners.

48

PKF Hospitality Research, LLC
Detailed Methodology

Determining Occupancy, Average Daily Rate, and RevPAR for Each Property

PKF Hospitality Research (PKF-HR) produces econometric forecasts of the performance of the U.S. hotel industry under the title of Hotel Horizons®. These reports are published each quarter for six national chain-scales, as well as 50 cities in the United States. Each forecast contains five years of projections for supply, demand, occupancy, ADR, and RevPAR.

To apply these forecasts to the future performance of a specific property, PKF-HR has developed a method called MyShare® that facilitates the use the Hotel Horizons® forecast as the basis to calculate the future performance of an individual hotel. In addition to calculating the performance of a specific hotel, users can use My Share® to calculate the future performance of the competitive set and city sub-market in which the subject property operates.

Historical research conducted by PKF Hospitality Research has found that 75 to 80 percent of a hotel's performance is explained through movements in the larger market in which it operates. Therefore, the Hotel Horizons ® city-wide forecasts developed by PKF-HR serve as a beneficial basis for the projections of a hotel operating within that market.

The My Share® tool allows for the analysis of relative historical performance of a specific property compared to the overall market. The measurement used to calibrate the relationship between a hotel and the market in which it operates is called the penetration rate. The end result of a MyShare® analysis is a five year forecast of occupancy and ADR for a specific hotel, as well as its competitive set and city sub-market.

With a few exceptions, each of the Strategic Hotels & Resorts properties analyzed is located within one of the 50 cities in the United States that PKF-HR produces detailed performance forecasts. For all properties in the portfolio, competitive sets were determined by professionals within each market and detailed historical reports were secured from Smith Travel Research. We were then able to utilize the MyShare® tool in order to project future occupancy, ADR, and RevPAR performance for the majority of hotels in the portfolio.

49

PKF Hospitality Research, LLC
Detailed Methodology (continued)

PKF HOSPITALITY RESEARCH LLC

Determining Cash Flows

To develop our estimates of the annual net operating income (cash flow) for each property, we selected and analyzed the historical financial performance of comparable hotels. The comparable financial information comes from confidential information submitted for the annual PKF Consulting USA, LLC publication Trends® in the Hotel Industry.

For each property studied, a unique set of comparable hotels was identified. Additionally, critical data concerning historical revenue, expense, and net operating income data was available on the Strategic Hotels & Resorts website for each of the properties studied.

The financial format used in our analysis is the Uniform System of Accounts for the Lodging Industry, developed by the American Hotel & Lodging Association and in general use throughout the hospitality industry. In conformity with this system of account classifications, only direct operating expenses are charged to operating departments of the hotel. The general overhead items that are applicable to operations as a whole are classified as deductions from income and include administrative and general expenses, franchise fees, marketing expenses, property operations and maintenance expenses, energy costs, and a reserve for replacement.

Valuation

The income capitalization approach involves a valuation of a property in terms of its ability to generate net operating income. This approach is based on the principle of anticipation. That is, future benefits of a property's income-producing capabilities and resale potential are converted to a value through the discounting of cash flows. The discounted cash flow method is accepted in the marketplace and has become an essential tool of the most prudent investors in valuing complex income producing properties, such as hotels. This technique involves explicit year-by-year forecasting of net income (cash flow) over a typical holding period. In addition, the reversionary value of the property upon resale at the end of the holding period is then estimated and added to the final year's cash flow. Then, these benefits are discounted to a present value by applying a market-derived yield rate (discount rate).

Capitalization Rate Selection

An analysis to determine probable capitalization rates is necessary to provide a value opinion via the income approach. Input from a number of sources has been considered. In developing a capitalization rate for income-producing real estate, factors such as the quality and durability of the estimated income stream are analyzed. A hotel property has special risk resulting from the generally single-purpose nature of the construction and its sensitivity to change in market conditions. An appropriate capitalization rate must reflect these factors and their relationship to the subject property.

A capitalization or overall rate (OAR) can be selected by several methods. The methods used in this analysis include an evaluation of comparable sales and analysis of recent investor surveys.

50

PKF Hospitality Research, LLC
Detailed Methodology (continued)

Derivation through Comparable Sales

In this method, the overall capitalization rate is developed by dividing the net operating income of selected comparable sales by their cash equivalent sale prices. Comparable hotel sales have been identified, analyzed, and compared to each Hotel for the purpose of obtaining an overall hotel capitalization rate.

Recent Investor Surveys

We have also analyzed several recent investment surveys that reflect data on current capitalization rates for hotels. Surveys from PKF Consulting USA, LLC, PriceWaterhouseCoopers, and Real Estate Research Corporation have been considered in this analysis.

Discount Rate Selection

The discount rate should reflect the risk/reward relationships attendant to the estimated income stream and property reversion, and should consider such factors as relative market strength, supply/demand indicators and anticipated economic trends. An analysis of current money and capital market rates, and an examination of estimated discount rates, also referred to as internal rates of return (IRR), required by active hotel investors have been considered in developing the appropriate discount rate. IRRs can be extracted from market data; however, since the rate of return used in income capitalization is a prospective rate, not a historical rate, prevailing market attitudes are deemed more appropriate.

The discount rate derived by analyzing competitive money and capital market rates of return forms some basis upon which to predict a rate of return. Recent quotations of new bond issues indicate that a low-risk, long-term investment such as 30-year U.S. Treasury bonds yields around a 2.9 – 3.1 percent return. A yield of 4.0 – 5.0 percent is obtainable through medium quality corporate bonds which typically have a lower risk than income-producing real estate.

Yield rates are a sum of a safe rate, a risk rate, a management premium and a liquidity premium. The safe rate component of a hotel yield rate should parallel money market or corporate bond yield rates. However, the remaining components are likely to be higher.

The high fixed costs in hotel operations tend to make income streams more volatile and, therefore, more risky. Similarly, the management intensity of hotels is far greater than most other forms of real estate thus dictating a higher management premium. Lastly, hotels, or for that matter any form of real estate, are not as liquid as capital instruments. Considering these factors, the disparity between hotel yield rates and the yields required of capital instruments is readily apparent.

51